                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ___________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)/1/



                        Integrated Circuit Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45811K 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
-----------------
[_] Rule 13d-1(c)
-----------------
[X] Rule 13d-1(d)
-----------------


                              __________________

                              Page 1 of 10 Pages

_______________

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  4581                        13G               Page 2 of 10 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1
      ICST Acquisition Corp.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             9,095,265 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,095,265 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       9,095,265 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

  CUSIP NO.  4581                        13G               Page 3 of 10 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1
      Bear Stearns MB 1998-1999 Pre-Fund, LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             9,095,265 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,095,265 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       9,095,265 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      00

------------------------------------------------------------------------------

  CUSIP NO.  4581                        13G               Page 4 of 10 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1
      The Bear Stearns Companies Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             9,095,265 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,095,265 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       9,095,265 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      HC

------------------------------------------------------------------------------

SCHEDULE 13G


ITEM 1(A).     NAME OF ISSUER:

          Integrated Circuit Systems, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2435 Boulevard of the Generals
          Norristown, PA  19403

ITEM 2(A).     NAME OF PERSON FILING:

               This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

          (i) ICST Acquisition Corp. ("Acquisition Sub"), a Delaware corporation, by virtue of its direct beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer;

          (ii) Bear Stearns MB 1998-1999 Pre-Fund, LLC (the "Pre-Fund"), a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of Common of the Issuer; and

          (iii) The Bear Stearns Companies Inc. ("BSC"), a Delaware corporation, as the managing member of the Pre-Fund and sole stockholder of Acquisition Sub.

               Acquisition Sub, the Pre-Fund and BSC are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.


                              Page 5 of 10 Pages

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business office of each of the
          Reporting Persons is   The Bear Stearns Companies Inc., 245 Park
          Avenue, New York, New York 10167.


ITEM 2(C).     CITIZENSHIP:

               The Pre-Fund is a limited liability company organized under the laws of the State of Delaware, and BSC and Acquisition Sub each is a corporation organized under the laws of the State of Delaware.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share.

ITEM 2(E). CUSIP NO.:

           45811K 20 8

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS:


          (a) [_] a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
          (b) [_] a bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c);
          (c) [_] an insurance company as defined in section
                  3(a)(19) of the Act (15 U.S.C. 78c);
          (d) [_] an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e) [_] an investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);
          (f) [_] an employee benefit plan or
                  endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);
          (g) [_] a parent holding company or control person in accordance with
                  (S) 240.13d-1(b)(1)(ii)(G);
          (h) [_] a savings associations as defined in Section
                  3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


                              Page 6 of 10 Pages

          (i) [_] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

          (j) [_] a Group, in accordance with (S)240.13d-
                  1(b)(1)(ii)(J). Not applicable.


ITEM 4.   OWNERSHIP.

          (A)-(C). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2000, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

          (i) As of the date thereof, Acquisition Sub has shared power to vote and to dispose of 9,095,265 shares of Common Stock, representing approximately 14.2% of the outstanding Common Stock issued and outstanding as of February 14, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (the "Quarterly Report").

          (ii) As of the date hereof, the Pre-Fund has shared power to vote and to dispose of 9,095,265 shares of Common Stock to which it has a current right, representing approximately 14.2% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report.

          (iii) BSC, as the managing member of the Pre-Fund and sole shareholder of Acquisition Sub, may be deemed to share voting and dispositive power with respect to 9,095,265 shares of Common Stock currently held by the Pre-Fund and Acquisition Sub, representing approximately 14.2% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BSC shall not be construed as an admission that BSC is, for the purpose of
                Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Pre-Fund and Acquisition Sub.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


                              Page 7 of 10 Pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          Not applicable.


                              Page 8 of 10 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 10, 2001

                                       BEAR STEARNS MB 1998-1999 PRE-FUND, LLC

                                       By:  The Bear Stearns Companies Inc.

                                       By: /s/ Mark E. Lehman
                                          __________________________________
                                          Name:  Mark E. Lehman
                                          Title: Executive Vice President


                                      THE BEAR STEARNS COMPANIES INC.

                                       By: /s/ Mark E. Lehman
                                          __________________________________
                                          Name:  Mark E. Lehman
                                          Title: Executive Vice President


                                      ICST ACQUISITION CORP.

                                       By: /s/ John D. Howard
                                          __________________________________
                                          Name:  John D. Howard
                                          Title: Executive Vice President




                              Page 9 of 10 Pages

                                                                       EXHIBIT A



                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 10, 2001

                                      BEAR STEARNS MB 1998-1999 PRE-FUND, LLC

                                      By:  The Bear Stearns Companies Inc.

                                      By: /s/ Mark E. Lehman
                                         ------------------------------------
                                         Name:  Mark E. Lehman
                                         Title: Executive Vice President


                                      THE BEAR STEARNS COMPANIES INC.

                                      By: /s/ Mark E. Lehman
                                         ------------------------------------
                                         Name:  Mark E. Lehman
                                         Title: Executive Vice President


                                      ICST ACQUISITION CORP.

                                      By: /s/ John D. Howard
                                         ------------------------------------
                                         Name:  John D. Howard
                                         Title: Executive Vice President




                              Page 10 of 10 Pages